=============== ================================================================

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                COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
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                                           -------------------------------
           UNITED STATES                              OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION
       WASHINGTON, D.C. 20549

            SCHEDULE 13D
                                           -------------------------------
                                           -------------------------------
                                           OMB Number:           3235-0145
                                           -------------------------------
                                           -------------------------------
                                           Expires:       October 31, 2002
                                           -------------------------------
                                           -------------------------------
                                           Estimated average burden
                                           hours per response         14.9
                                           -------------------------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PREDICTIVE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74036W102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ERIC MEYER
                           C/O MEYER CAPITAL PARTNERS
                                 125 ELM STREET
                              NEW CANAAN, CT 06840
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        74036W102
-------------------------------------------------------------------------------

 1.   Names of Reporting Persons.  I.R.S. Identification Nos.
      of above persons (entities only).


             Eric Meyer
-------------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)


      (a) [   ]


      (b) [ X ]
-------------------------------------------------------------------------------

 3.   SEC Use Only
-------------------------------------------------------------------------------

 4.   Source of Funds (See Instructions)          PF
-------------------------------------------------------------------------------

 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------

 6.   Citizenship or Place of Organization       USA
----------- -------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With           7.    Sole Voting Power                      864,613*
--------------------- ---------------------------------------------------------

                      8.    Shared Voting Power                  1,267,289**
--------------------- ---------------------------------------------------------

                      9.    Sole Dispositive Power               864,613*
---------------------
                      ---------------------------------------------------------

                      10.   Shared Dispositive Power           1,267,289**
--------------------- ---------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,131,902
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)                    5.7%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                         IN

-------------------------------------------------------------------------------



* Includes 777,113 shares of Common Stock directly owned by Eric Meyer and 87,500 shares of Common Stock issuable upon the exercise of currently exercisable options.

** Includes 453,400 shares of Common Stock owned by MCP Technology Value Fund, L.P., 90,685 shares of Common Stock owned by EM/DD, L.P. and 723,204 shares of Common Stock owned by Trigence Partners L.P.

CUSIP No.        74036W102
-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


            MCP VALUE TECHNOLOGY FUND, L.P. (32-0009712)
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [   ]


     (b) [ X ]

-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)          WC
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Delaware
---------- --------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With           7.    Sole Voting Power                      -0-
--------------------- ---------------------------------------------------------

                      8.    Shared Voting Power                  1,267,289**
--------------------- ---------------------------------------------------------

                      9.    Sole Dispositive Power               -0-
---------------------
                      ---------------------------------------------------------

                      10.   Shared Dispositive Power           1,267,289**
--------------------- ---------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,267,289
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)
-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)         3.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                PN
-------------------------------------------------------------------------------



** Includes 453,400 shares of Common Stock owned by MCP Technology Value Fund, L.P., 90,685 shares of Common Stock owned by EM/DD, L.P. and 723,204 shares of Common Stock owned by Trigence Partners L.P.

CUSIP No.        74036W102
-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


            EM/DD, L.P. (13-4973745)
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [   ]


     (b) [ X ]

-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)          WC
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Nevada
---------- --------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With           7.    Sole Voting Power                      -0-
--------------------- ---------------------------------------------------------

                      8.    Shared Voting Power                  1,267,289**
--------------------- ---------------------------------------------------------

                      9.    Sole Dispositive Power               -0-
---------------------
                      ---------------------------------------------------------

                      10.   Shared Dispositive Power           1,267,289**
--------------------- ---------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      1,267,289
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            3.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                    PN
-------------------------------------------------------------------------------



** Includes 453,400 shares of Common Stock owned by MCP Technology Value Fund, L.P., 90,685 shares of Common Stock owned by EM/DD, L.P. and 723,204 shares of Common Stock owned by Trigence Partners L.P.

CUSIP No.        74036W102
-------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


             TRIGENCE PARTNERS, L.P. (06-1575879)
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [   ]


     (b) [ X ]

-------------------------------------------------------------------------------

3.   SEC Use Only
-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)          WC
-------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization       Delaware
---------- --------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With           7.    Sole Voting Power                      -0-
--------------------- ---------------------------------------------------------

                      8.    Shared Voting Power                  1,267,289**
--------------------- ---------------------------------------------------------

                      9.    Sole Dispositive Power               -0-
---------------------
                      ---------------------------------------------------------

                      10.   Shared Dispositive Power           1,267,289**
--------------------- ---------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      1,267,289
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)                    3.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            PN
-------------------------------------------------------------------------------



** Includes 453,400 shares of Common Stock owned by MCP Technology Value Fund, L.P., 90,685 shares of Common Stock owned by EM/DD, L.P. and 723,204 shares of Common Stock owned by Trigence Partners L.P.

Schedule 13D                                                      Page 6 of 11


ITEM 1.  SECURITY AND ISSUER

           The title of the class of equity securities of Predictive Systems, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 417 Fifth Avenue, New York, NY 10016.

ITEM 2.  IDENTITY AND BACKGROUND

           This Schedule 13D is being filed on behalf of Eric Meyer, MCP Value Technology Fund, L.P., EM/DD, L.P. and Trigence Partners, L.P. (each a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

           The business address of each of the Reporting Persons and the general partners of each of the Reporting Persons is Meyer Capital Partners, 125 Elm Street, New Canaan CT 06840. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of MCP Value Technology Fund, L.P. is MCP Technology LLC, and Mr. Meyer is the managing member of MCP Technology LLC. The general partner of EM/DD, L.P. is EMDD Associates, Inc., and Eric Meyer is an executive officer of EMDD Associates, Inc. The general partner of Trigence Partners, L.P. is L'abbaye, Inc., and Mr. Meyer is an executive officer of L'abbaye, Inc.

           None of the Reporting Persons nor any general partner of any of the Reporting Persons have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           None of the Reporting Persons nor any general partner of any of the Reporting Persons have during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Mr. Meyer is a citizen of the United States. MCP Value Technology Fund, L.P., MCP Technology LLC, L'abbaye, Inc. and Trigence Partners, L.P. are organized under the laws of Delaware. EM/DD, L.P. and EMDD Associates, Inc. are organized under the laws of Nevada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Mr. Meyer acquired beneficial ownership of the Company's Common Stock through his personal brokerage account, which contains Mr. Meyer's personal funds. MCP Value Technology Fund, L.P., EM/DD, L.P. and Trigence Partners, L.P. acquired beneficial ownership of the Company's Common Stock through contributed capital.

ITEM 4:  PURPOSE OF TRANSACTION

           The Reporting Persons have acquired the Company's Common Stock for investment purposes.

           Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Company's Common Stock, or rights to purchase shares of Company's Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations. The Reporting Persons intend to review on a continuing basis various factors relating to each Reporting Person's investment in Company, including but not limited to Company's business and prospects, the price and availability of Company's securities, subsequent developments affecting Company, other investment and business opportunities available to the Reporting Persons, the Reporting Persons' general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Persons may at any time decide to purchase additional securities of Company and may determine to sell all or part of their investment in Company. Additionally, Mr. Meyer will acquire options to purchase 10,000 shares of common stock for each month that Mr. Meyer works as a consultant to the Company, pursuant to a Consulting Agreement dated June 27, 2002. Such Consulting Agreement may be terminated by the Company upon thirty days notice.

           Other than as indicated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Company's Board of Directors; (v) any material change in the present capitalization or dividend policy of Company; (vi) any other material change in the Company's business or corporate structure; (vii) any change in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Company by any person; (viii) causing a class of securities of Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of August 21, 2002, Eric Meyer, MCP Technology Value Fund, L.P., EM/DD, L.P. and Trigence Partners, L.P. each own 864,613 shares of Common Stock, 453,400 shares of Common Stock, 90,685 shares of Common Stock and 723,204 shares of Common Stock, respectively, or 2.3%, 1.2%, 0.2% and 1.9%, respectively of the Company's issued and outstanding shares of Common Stock. Additionally, Mr. Meyer is the beneficiary of the Eric Meyer 2000 Irrevocable Trust, which owns 15,000 shares of Common Stock. Mr. Meyer does not have voting power or the power to direct the disposition of the shares of Common Stock in the trust's corpus, and is therefore not deemed to beneficially own such shares.

           By virtue of the fact that Eric Meyer is (i) the managing member of MCP Technology LLC, which is the general partner of MCP Technology Value Fund, L.P., (ii) an executive officer of EMDD Associates, Inc., which is the general partner of EM/DD, L.P. and (iii) an executive officer of L'abbaye, Inc. which is the general partner of Trigence Partners, L.P., the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which MCP Technology Value Fund, L.P., EM/DD, L.P. and
           Trigence Partners, L.P. each owns of record. Accordingly, as of the date hereof, Eric Meyer may be deemed to own beneficially an aggregate of 2,131,902 shares of Common Stock or 5.7% of the Company's issued and outstanding shares of Common Stock, and each of MCP Technology Value Fund, L.P., EM/DD, L.P. and Trigence Partners, L.P. may be deemed to own 1,267,289 shares of Common Stock or 3.4% of the Company's issued and outstanding shares of Common Stock.

     (b) Mr. Meyer has the sole power to direct the vote and direct the disposition of 864,613 shares of Common Stock, which includes 87,500 shares issuable upon the exercise of currently exercisable options. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,267,289 shares of Common Stock that may be deemed to be owned beneficially by each of them.

     (c) The only Reporting Persons that have purchased stock in the last sixty days are EM/DD, L.P., MCP Value Technology Fund, L.P. and Eric Meyer. The table below sets forth purchases of the Common Stock by such Reporting Persons during the last sixty days. All of such purchases were made on the open market.


                                 MCP VALUE TECHONOLOGY FUND, L.P.


           DATE                AMOUNT OF SHARES               PRICE PER SHARE

           7/31/02                   12,000                         $0.17000

           8/9/02                     8,200                         $0.18000

           8/12/02                  140,000                         $0.19640

           8/13/02                  138,200                         $0.20870

           8/14/02                   55,000                         $0.20000

           8/15/02                  100,000                         $0.19210



                                       EM/DD, L.P.


           DATE                  AMOUNT OF SHARES              PRICE PER SHARE

           8/15/02                   50,000                         $0.21800

           8/16/02                   30,000                         $0.20670



                                       ERIC MEYER


           DATE                 AMOUNT OF SHARES            PRICE PER SHARE

           8/21/02                   71,000                         $0.20750

           8/22/02                  100,000                         $0.22500

           8/23/02                   45,000                         $0.26642

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1: Joint Filing Agreement, dated as of August 26, 2002, among Eric Meyer, MCP Value Technology Fund, L.P.,
                    EM/DD, L.P. and Trigence Partners, L.P.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



AUGUST 26, 2002
--------------------------------------------------------------------------------
Date

/S/ ERIC MEYER
--------------------------------------------------------------------------------
Signature

ERIC MEYER
--------------------------------------------------------------------------------
Name/Title


MCP VALUE TECHNOLOGY FUND, L.P.

AUGUST 26, 2002
--------------------------------------------------------------------------------
Date

/S/ ERIC MEYER
--------------------------------------------------------------------------------
Signature

ERIC MEYER, MANAGING MEMBER OF MCP TECHNOLOGY LLC, ITS GENERAL PARTNER
--------------------------------------------------------------------------------
Name/Title


EM/DD, L.P.

AUGUST 26, 2002
--------------------------------------------------------------------------------
Date

/S/ ERIC MEYER
--------------------------------------------------------------------------------
Signature

ERIC MEYER, EXECUTIVE OFFICER OF EMDD ASSOCIATES, INC., ITS GENERAL PARTNER
--------------------------------------------------------------------------------
Name/Title


TRIGENCE PARTNERS, L.P.

AUGUST 26, 2002
--------------------------------------------------------------------------------
Date

/S/ ERIC MEYER
--------------------------------------------------------------------------------
Signature

ERIC MEYER, EXECUTIVE OFFICER OF L'ABBAYE, INC., ITS GENERAL PARTNER
--------------------------------------------------------------------------------
Name/Title

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)